IMMUNOPRECISE ANTIBODIES LTD.

Unit 3204 - 4464 Markham Street, Victoria, BC V8Z 7X8

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general and special meeting (the "Meeting") of the shareholders of ImmunoPrecise Antibodies Ltd. (the "Company") will be held at 1 Place Ville Marie, 40th Floor, Montreal, Quebec, H3B 4M4 on Tuesday, December 13, 2022 at 9:30 a.m. (EST) for the following purposes:

1. to receive the audited consolidated financial statements of the Company for the fiscal year ended April 30, 2022, together with the auditors' report thereon;

2. to set the number of directors at six persons;

3. to elect Jennifer L. Bath, Robert D. Burke, Lisa Helbling, James Kuo, Anna K. Pettersson and Gregory S. Smith as directors of the Company for the ensuing year;

4. to reappoint Grant Thornton LLP as the auditors of the Company for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors;

5. to consider, and if thought fit, to pass an ordinary resolution approving and ratifying the Company's 10% rolling stock option plan as more particularly described in the accompanying Information Circular;

6. to consider, and if thought fit, to pass an ordinary resolution approving and ratifying the Company's shareholder rights plan, as more particularly described in the accompanying Information Circular; and

7. to transact such other business as may be properly brought before the Meeting or any adjournment or postponement thereof.

All registered shareholders are entitled to attend and vote at the Meeting in person or by proxy. The Company's board of directors requests that all registered shareholders who will not be attending the Meeting read, date, and sign the accompanying proxy and deliver it to Computershare Investor Services Inc. ("Computershare"). If a registered shareholder does not deliver a proxy to Computershare, 8th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, Attention: Proxy Unit, by fax at 1-866-249-7775 (in North America) or 1-416-263-9524 (outside North America), or by internet at www.investorvote.com by 9:30 a.m. (EST) on Friday, December 9, 2022 (or before 48 hours, excluding Saturdays, Sundays and holidays before any adjournment or postponement of the meeting at which the proxy is to be used), then the shareholder will not be entitled to vote at the Meeting by proxy. Only shareholders of record at the close of business on November 10, 2022, will be entitled to vote at the Meeting.

If you are a non-registered shareholder of the Company, please complete and return the materials in accordance with the instructions set forth in the accompanying Information Circular.

An Information Circular and a form of proxy accompany this notice.

DATED at Vancouver, British Columbia, the 11th day of November 2022.

ON BEHALF OF THE BOARD OF

IMMUNOPRECISE ANTIBODIES LTD.

"Jennifer L. Bath"

Jennifer L. Bath

Chief Executive Officer, President and Director